UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, April 1st, 2004

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: Payment of Monthly Interest on Own Capital
        . Banco Bradesco S.A.

The Board of Directors of this Bank, in a meeting held as of today, approved the proposal submitted by the Board of Executive Officers regarding the payment of the April 2004 interests on Own Capital to the Company’s stockholders, pursuant to legal and statutory dispositions, in the amount of R$0,141180 per common stock and R$0,155298 per preferred stock, benefiting the stockholders that are included in the Company’s records as of today (April 1, 2004), already considering the stock grouping transaction approved in the Special Stockholders’ Meeting held on December 17, 2003, in the proportion of 10,000 (ten thousand) for 1 (one) stock, and the expiration of the term established for stockholders to adjust their stock positions, which occurred on March 19, 2004.

The payment will be made on May 3rd, 2004, at the net amount of R$0.120 per common stock and R$0.132 per preferred stock, after deduction of the Withholding Income Tax of fifteen percent (15%), except for the legal entity stockholders that are exempt from this respective taxation, which will receive the declared amount.

The respective Interests will be computed in the calculation of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

The Interests relating to stocks under custody at CBLC - Brazilian Company and Depository Corporation will be paid to CBLC which will be transferring to the stockholders through the depository Brokers.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 01, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.